SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

Commission file number 1-10962

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CALLAWAY GOLF COMPANY

401(k) RETIREMENT INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CALLAWAY GOLF COMPANY
2180 RUTHERFORD ROAD
CARLSBAD, CA 92008

Callaway Golf Company
401(k) Retirement Investment Plan
Index to Report, Financial Statements and Supplemental Schedules
December 31, 2003 and 2002

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the
Callaway Golf Company 401(k) Retirement Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the Callaway Golf Company 401(k) Retirement Investment Plan (the “Plan”) as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets as of December 31, 2003 and schedule of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. Such supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, are fairly stated, in all material respects, when considered in relation to the basic 2003 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Costa Mesa, California
June 7, 2004

Callaway Golf Company 401(k) Retirement Investment Plan

Statements of Net Assets Available for Benefits
December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value:
Mutual funds	$93,766,000	$50,773,000
Callaway Golf Company common stock	18,412,000	16,191,000
Participant loans	6,603,000	6,077,000

Total investments	118,781,000	73,041,000
Receivables:
Company contributions	2,923,000	1,898,000
Participant contributions	268,000	—

Total receivables	3,191,000	1,898,000
Net assets available for benefits	$121,972,000	$74,939,000

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(k) Retirement Investment Plan

Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2003 and 2002

	2003	2002
Additions to net assets
Investment income:
Interest and dividends	$1,856,000	$1,528,000
Participant contributions	6,840,000	6,502,000
Company contributions	7,903,000	6,810,000
Participant rollover contributions	22,673,000	455,000
Asset transfers in	863,000	—
Net appreciation in fair value of investments	15,282,000	—

Total additions	55,417,000	15,295,000

Deductions from net assets
Net depreciation in fair value of investments	—	(15,207,000)
Benefits paid to participants	(8,215,000)	(8,532,000)
Plan expenses	(169,000)	(262,000)

Total deductions	(8,384,000)	(24,001,000)

Net increase (decrease) in net assets available for benefits	47,033,000	(8,706,000)
Net assets available for benefits:
Beginning of year	74,939,000	83,645,000

End of year	$121,972,000	$74,939,000

The accompanying notes are an integral part of these financial statements.

Callaway Golf Company 401(k) Retirement Investment Plan

Notes to Financial Statements
December 31, 2003 and 2002

1. Description of Plan

The following description of the Callaway Golf Company 401(k) Retirement Investment Plan, (the “Plan” or the “Callaway Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

Effective January 1, 1991, Callaway Golf Company (the “Company”) adopted a voluntary deferred compensation and profit sharing plan, the Plan, as amended, (formerly known as the Callaway Golf Company 401(k) Profit Sharing Plan), to enable eligible employees to make pretax savings deferrals and to share in the Company’s earnings, thereby providing employees with an opportunity to accumulate funds for their retirement. Eligible employees who are age 18 or older may participate in the Plan.

In November 2001, the Plan was amended and restated to incorporate all required amendments under the General Agreement on Tariffs and Trade, the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the Internal Revenue Service Restructuring and Reform Act of 1998, the Community Renewal Tax Relief Act of 2000 and the Economic Growth and Tax Relief Reconciliation Act of 2001.

Vanguard Fiduciary Trust Company (“Vanguard”) is the Plan Trustee and recordkeeper for the Plan’s assets. The Plan is administered by a Plan Committee (the “401(k) Plan Committee”) appointed by the Chief Executive Officer of the Company. The members of the 401(k) Plan Committee are employees of the Company. The 401(k) Plan Committee has the responsibility for the general administration and operation of the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants can elect to defer on a pretax basis from 1% to 15% of their compensation, subject to the maximum permitted under the Internal Revenue Code (“IRC”). Participants also may contribute amounts representing distributions (or “rollovers”) from other qualified plans. During 2003 and 2002, subject to certain contribution limits, the Company made matching contributions each pay period equal to 100% of the deferral rate elected by participants for deferral rates up to 6% of annual compensation. Employees are eligible to receive matching contributions after having been employed for at least six months and having accrued 500 hours of service.

The Company also may make discretionary profit sharing contributions. During 2003 and 2002, the profit sharing contributions authorized by the Company’s Board of Directors and accrued by the Plan were $2,923,000 and $1,898,000, respectively. These profit sharing contributions were received by the Plan in February 2004 and 2003, respectively. Plan participants do not accrue earnings on contributions until such contributions are received by the Plan.

In September 2003, the Company acquired through a court approved sale, substantially all of the golf related assets of the TFGC Estate, Inc. (f/k/a The Top-Flite Golf Company, f/k/a Spalding Sports Worldwide, Inc.). In connection with the acquisition of the TFGC Estate, Inc., the Top-Flite Golf Company Savings Plan-Plant and the Spalding Sports Worldwide, Inc. Savings Plus Plan (the “Top-Flite Plans”) were terminated, and participants were given the option of rolling over their participant accounts into the Callaway Plan. A majority of the participants elected the rollover option, resulting in a significant increase to the Callaway Plan participant contributions in 2003. See Note 3 for additional information.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and an allocation of: (a) the Company’s matching and profit sharing contribution and (b) Plan earnings. Only participants who are actively employed on the last day of the Plan year and have completed more than 500 hours of service during the year will be allocated profit sharing contributions. Allocations of the Company’s profit sharing contributions are based on each participant’s eligible compensation in relation to total compensation of all Plan participants.

Vesting

Participants are fully vested in their pretax contributions and vest in Company matching and profit sharing contributions at a rate of 25% per year, becoming fully vested after the completion of four years of service.

Forfeitures

Matching contributions forfeited by unvested terminated participants may be used by the Company to offset future matching contributions or reimburse the Plan for administrative expenses. Plan forfeitures totaled $151,000 and $213,000 for the years ended December 31, 2003 and 2002, respectively, and were used to offset administrative expenses incurred by the Plan.

Distributions

Distributions to participants are payable when a participant retires, or is terminated and requests distribution of the vested value of his or her account. If the vested value of the participant’s account exceeds $5,000 (excluding rollover money) at termination of employment, the participant is allowed to leave his or her account balance in the Plan. The amount left on deposit and the interest earned thereon are not forfeitable. If the vested balance of the participant’s account is less than $5,000 (excluding rollover money) at termination of employment, the participant’s vested balance is distributed to the participant.

Investment Options

Upon enrollment in the Plan, a participant may direct contributions to any of the following investment options, as disclosed in the related fund prospectus:

•	Vanguard Prime Money Market Fund – Seeks high income and a stable share price by investing primarily in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies. Its holdings may include certificates of deposit, bank-guaranteed securities, corporate IOUs, and other money market instruments, as well as U.S. Treasury and government agency securities and repurchase agreements on such securities. The average maturity of the fund’s holdings will be 90 days or less.

•	Vanguard 500 Index Fund – Seeks to match the performance of a benchmark index that measures the investment return of large-capitalization stocks. The fund holds all of the 500 stocks that make up the unmanaged Standard & Poor’s 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance, in proportion to their weighting in the index. The fund attempts to match the performance of the index and remains fully invested in stocks at all times. Its management does not speculate on the direction of the index. Though the fund seeks to match the index, its performance typically can be expected to fall short by a small percentage representing operating costs.

•	Vanguard GNMA Fund – Seeks a high and sustainable level of interest income by investing in a broad range of mortgage-backed securities issued by the Government National Mortgage Association (“GNMA”). An agency of the U.S. government, GNMA guarantees the timely payment of interest and principal on the securities, each of which represents a pool of individual mortgage loans. Securities are based on different types of loans (e.g., fixed-rate and adjustable-rate) and properties (e.g., single-family homes and apartments). The fund is managed to reduce the risk posed by loan prepayments, which occur, for example, when homeowners refinance their mortgages and which can lead to reductions in the fund’s interest income.

•	Vanguard Explorer Fund – Seeks long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth. The fund is managed by five advisers, each of whom runs its portion of the fund independently—although all emphasize small-capitalization stocks (those of companies with total market values of $100 million to $1 billion).

•	Vanguard PRIMECAP Fund – Seeks long-term growth of capital by investing in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams. It also may invest in companies with below-average earnings but bright prospects for earnings growth. The fund may not be broadly diversified; at times the fund may invest a large portion of its assets in select industries.

•	Vanguard Balanced Index Fund – Seeks income and long-term growth of capital and income by investing 60% of the fund’s assets in stocks and 40% of the fund’s assets in fixed-income securities. The fund’s equity segment attempts to match the performance of the Wilshire 5000 Equity Index, an unmanaged index that covers all regularly traded U.S. stocks. The fund’s bond segment attempts to match the performance of the Lehman Brothers Aggregate Bond Index, an unmanaged index that covers virtually all taxable fixed-income securities.

•	Vanguard Equity Income Fund – Seeks a high level of dividend income and long-term growth of income and capital by investing in a diversified group of large- and mid-capitalization stocks with above-average dividend yields and reasonable prospects for long-term price appreciation. Three advisers, each with a distinct strategy, select stocks for the fund.

•	PIMCO RCM Global Technology Fund – Seeks capital appreciation. The fund normally invests at least 65% of assets in equities issued by technology companies located in at least three countries, including the U.S. The advisor seeks companies that exhibit one or more of the following qualities: superior management, strong balance sheets, new or superior products or services, potential for revenue growth, and a commitment to research and development. It may invest up to 50% in foreign securities. The fund is nondiversified.

•	PIMCO Total Return Fund– Seeks total return consistent with preservation of capital and invests at least 65% of assets in debt securities, including U.S. government securities, corporate bonds, and mortgage-related securities. It may invest up to 20% of assets in securities denominated in foreign currencies. The portfolio duration generally ranges from three to six years.

•	Templeton Foreign Fund – Seeks long-term capital growth by investing primarily in stocks and debt securities of companies and governments outside of the United States. It maintains a flexible investment policy and can invest in all types of securities and in any foreign country, developed or underdeveloped. The fund generally invests up to 25% of assets in foreign debt securities.

•	Franklin Balance Sheet Investment Fund – Seeks total return by investing primarily in equities it judges to be undervalued and typically includes common and preferred stocks, bonds, and commercial paper that may be purchased at prices below the book value of the company. Other factors considered in selecting securities include valuable franchises, ownership of valuable trademarks or trade names, control of distribution networks or of market share for particular products, and excess cash. The fund also invests in closed-end funds trading at a discount or otherwise believed to be undervalued. The fund is nondiversified.

•	Callaway Golf Company Common Stock – Invests in the common stock of the Company and includes funds held in a money market account that are used to purchase or redeem shares of the Company’s common stock.

Plan Administrative Expenses

Plan administrative expenses are paid by the Company or by non-participant plan assets. The decrease in expenses in 2003, as compared to 2002, is primarily due to additional costs in 2002 related to the change in the Plan administrator to Vanguard from Wells Fargo.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus the uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gains are included in dividend income.

The Plan presents the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Contributions

Participant contributions and Company matching contributions are recorded in the period during which the Company makes payroll deductions from the participants’ earnings.

Company profit sharing contributions are recorded by the Plan when and if approved by the Company’s Board of Directors.

Distributions to Participants

Distributions to participants are recorded when paid.

3. Amendment to the Plan

In September 2003, the Company acquired through a court approved sale, substantially all of the golf related assets of the TFGC Estate, Inc. In connection with the acquisition of the TFGC Estate, Inc., the Top-Flite Plans were terminated and the Callaway Plan was amended to allow participants in the Top-Flite Plans to participate in the Callaway Plan. All participants of the Top-Flite Plans were given the option of rolling over their participant accounts into the Callaway Plan. Participants with outstanding loan balances were given the option of rolling over their participant accounts and outstanding loan balance into the Callaway Plan or not rolling over their participant account, and paying the outstanding loan balance in full. Approximately 1,200 Top-Flite employees elected to roll their participant accounts into the Plan.

4. Related-Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard. Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules. Fees paid by the Plan to Vanguard for management services amounted to $41,000 and $31,000 for the years ended December 31, 2003 and 2002, respectively.

5. Investment Activity

Individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2003	2002
Vanguard Prime Money Market Fund	$21,604,000	$16,193,000
Callaway Golf Company Common Stock	18,412,000	16,191,000
Vanguard 500 Index Fund	18,300,000	9,110,000
PIMCO RCM Global Technology Fund	10,320,000	7,403,000
Vanguard Explorer Fund	6,771,000	2,784,000
Participant Loans	6,603,000	6,077,000
Vanguard PRIMECAP Fund	6,263,000	1,236,000
Vanguard Balanced Index Fund Investor Shares	6,216,000	1,207,000

	$94,489,000	$60,201,000

The Plan’s investments (including realized and unrealized gains and losses) appreciated (depreciated) in value by $15,282,000 and ($15,207,000) during 2003 and 2002, respectively, as follows:

	December 31,
	2003	2002
Mutual Funds	$11,485,000	$(9,850,000)
Callaway Golf Company Common Stock	3,797,000	(5,524,000)
Corporate Bonds and U.S. Government Securities	—	167,000

	$15,282,000	$(15,207,000)

6. Participant Loans

Participants may borrow up to 50% of their vested account balance in loan amounts ranging from a minimum of $1,000 to a maximum of $50,000. Such loans must be repaid within five years or, if used to purchase a principal residence, 15 years. The loans are secured by the balances in the participants’ accounts, and bear interest equal to the current prime rate at the inception of the loan. The prime rate was 4.25% at December 31, 2003 and 4.25% at December 31, 2002.

In connection with the acquisition of the TFCG Estate, Inc., the Top-Flite Plans were terminated, and participants with outstanding loan balances were given the option of rolling over their participant accounts and outstanding loan balance into the Callaway Plan, or paying the outstanding loan in full. The increase to the Callaway Plan Loan Fund in 2003 is a result of rollover loan balances from Top-Flite Plan participants.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, participants will become fully vested in their accounts.

8. Income Taxes

The Internal Revenue Service has determined, and informed the Company by a letter dated February 11, 2003, that the Plan and related trust are designed in accordance with the applicable sections of the IRC.

9. Risk and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed-income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

The Plan’s investment in Callaway Golf common stock amounted to approximately $18,412,000 and $16,191,000 as of December 31, 2003 and 2002, respectively. Such investments represented approximately 15% and 21% of the Plan’s net assets available for benefits as of December 31, 2003 and 2002, respectively. For risks and uncertainties regarding Callaway Golf Company, participants should refer to Management’s Discussion and Analysis in the December 31, 2003, Form 10-K and the March 31, 2004, Form 10-Q the Company filed with the Securities and Exchange Commission.

Schedule I

Callaway Golf Company 401(k) Retirement Investment Plan

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2003

Identity of Issuer,
Borrower, Lessor	Description of	Current
or Similar Party	Investment	Value
	Mutual Funds
Vanguard*	Prime Money Market Fund**	$21,604,000
Vanguard*	500 Index Fund Investor Shares**	18,300,000
PIMCO*	RCM Global Technology Fund**	10,320,000
Vanguard*	Explorer Fund**	6,771,000
Vanguard*	PRIMECAP Fund**	6,263,000
Vanguard*	Balanced Index Fund**	6,216,000
PIMCO*	Total Return Fund	5,911,000
Templeton*	Foreign Fund	5,689,000
Vanguard*	Equity Income Fund	5,393,000
Vanguard*	GNMA Fund	5,178,000
Franklin*	Balance Sheet Investment Fund	2,121,000

		93,766,000
Callaway Golf Company*	Common Stock**	18,412,000
Participant loans*	Interest rates range from 4.0% to 10.0%**	6,603,000

		$118,781,000

*	Represents a party-in-interest.

**	Investment represents 5% or more of the Plan’s net assets available for benefits at December 31, 2003.

Note: Historical cost information for participant-directed investments is not required.

Schedule II

Callaway Golf Company 401(k) Retirement Investment Plan

Schedule H, Line 4j — Schedule of Reportable Transactions *
December 31, 2003

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
The Vanguard Group	PIMCO Total Return	$5,676,737.90			$5,676,737.90
The Vanguard Group	PIMCO Total Return		$2,822,536.06	$2,829,206.15	2,822,536.06	$(6,670.09)
The Vanguard Group	Vanguard 500 Index Inv	8,847,930.44			8,847,930.44
The Vanguard Group	Vanguard 500 Index Inv		2,587,613.79	2,544,134.42	2,587,613.79	43,479.37
The Vanguard Group	Vanguard Balanced Ix Inv	5,038,747.18			5,038,747.18
The Vanguard Group	Vanguard Balanced Ix Inv		380,712.19	373,719.71	380,712.19	6,992.48
The Vanguard Group	Vanguard Equity Income	4,465,928.34			4,465,928.34
The Vanguard Group	Vanguard Equity Income		598,810.38	610,979.58	598,810.38	(12,169.20)
The Vanguard Group	Vanguard Explorer Fund	3,548,353.21			3,548,353.21
The Vanguard Group	Vanguard Explorer Fund		972,612.45	972,271.41	972,612.45	341.04
The Vanguard Group	Vanguard GNMA Investor Shares	2,465,044.34			2,465,044.34
The Vanguard Group	Vanguard GNMA Investor Shares		1,864,841.30	1,877,859.83	1,864,841.30	(13,018.53)
The Vanguard Group	Vanguard Prime Money Mkt	16,106,699.07			16,106,699.07
The Vanguard Group	Vanguard Prime Money Mkt		10,695,762.57	10,695,762.57	10,695,762.57	—
The Vanguard Group	Vanguard PRIMECAP Fund	5,669,313.22			5,669,313.22
The Vanguard Group	Vanguard PRIMECAP Fund		1,389,187.63	1,326,140.28	1,389,187.63	63,047.35
The Vanguard Group	Callaway Golf Stock Fund	7,466,157.64			7,466,157.64
The Vanguard Group	Callaway Golf Stock Fund		9,042,325.12	9,299,466.49	9,042,325.12	(257,141.37)

* Transactions or a series of transactions in excess of 5% of the current value of the Plan’s assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee of the Callaway Golf Company 401(k) Retirement Investment Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PLAN COMMITTEE OF THE CALLAWAY GOLF COMPANY 401(k) RETIREMENT INVESTMENT PLAN
Date: June 25, 2004	By:	/s/ BRADLEY J. HOLIDAY
BRADLEY J. HOLIDAY
Member of the Plan Committee and Senior Executive Vice President and Chief Financial Officer of Callaway Golf Company

Exhibit Index

Exhibit No.	Description
23.1	Consent of Deloitte & Touche LLP